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ATI TECHNOLOGIES INC.

PROXY SOLICITED BY MANAGEMENT

Special Meeting of Shareholders October 13, 2006

        The undersigned holder of Common Shares (the "ATI Common Shares") of ATI TECHNOLOGIES INC. ("ATI" or the "Company") hereby appoints James D. Fleck (Chair of the Board) or failing him, David E. Orton (President and Chief Executive Officer), or failing him, Patrick Crowley (Senior Vice-President, Finance and Chief Financial Officer) or in place of the foregoing .............................................................. as proxy of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Special Meeting of the Company to be held on the 13th day of October, 2006, and at any and all adjournments thereof and the undersigned hereby revokes any proxy previously given to attend and vote at the meeting. The purpose of the meeting is for the ATI Common Shareholders to consider a special resolution (the "Arrangement Resolution"), a copy of which is attached as Appendix A to the Information Circular dated September 13, 2006 (the "Information Circular"), approving an arrangement (the "Arrangement") under which the Company will be acquired by an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE THE PROXY WILL VOTE FOR THE FOLLOWING MATTERS:

THIS PROXY CONFERS DISCRETIONAY AUTHORITY UPON THE PERSONS NAMED AS PROXIES WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

1.
YOU MAY APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSONS NAMED ABOVE BY INSERTING THE NAME OF THE PERSON, WHO NEED NOT BE A SECURITYHOLDER OF THE COMPANY, IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

2.
This Proxy should be dated and the signature should agree with the name on this Proxy. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the ATI Common Shareholders.

3.
Please return this proxy by faxing it to (416) 368-2505 or by couriering or mailing it in the enclosed self-addressed return envelope so that it will be received at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S OA1 (Attention: Proxy Department) BEFORE 4:00 P.M. (TORONTO TIME) on October 12, 2006.

(Please advise the Company of any change of address)
ATI Common Shareholders who are unable to be present at the meeting are requested to sign and return this proxy in the enclosed self-addressed envelope.

1.
To approve the Arrangement Resolution.

        FOR    ☐        AGAINST    ☐

DATED this ................ of ............................................., 2006.

......................................................................................................................

Signature of ATI Common Shareholder(s)

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ATI TECHNOLOGIES INC. PROXY SOLICITED BY MANAGEMENT Special Meeting of Shareholders October 13, 2006